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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              __________________

                                 SCHEDULE TO/A
                                (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)
                              __________________

                       Splash Technology Holdings, Inc.
                           (Name of Subject Company)

                          Vancouver Acquisition Corp.
                         Electronics For Imaging, Inc.
           (Names of Filing Persons (identifying status as offeror,
                           issuer or other person))

                   Common stock, $0.001 par value per share
                        (Title of Class of Securities)

                                   848623104
                     (CUSIP Number of Class of Securities)

                                James Etheridge
                                General Counsel
                         Electronics For Imaging, Inc.
                               303 Velocity Way
                        Foster City, California  94404
                                (650) 286-8385
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                  Communications on Behalf of filing persons)

                                   Copy to:

                             Richard S. Chernicoff
                        Brobeck, Phleger & Harrison LLP
                             550 South Hope Street
                        Los Angeles, California  90071
                                (213) 489-4060

                           CALCULATION OF FILING FEE

        Transaction Valuation*                  Amount of Filing Fee**

             $154,124,900                               $30,825


* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $10.00, the per share tender offer price, by 15,412,490, the sum of the 14,614,038 shares of common stock outstanding as of September 11, 2000 sought in the offer and the 798,452 shares of common stock subject to options that were vested as of September 11, 2000. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

** Paid previously in connection with the filing of the Schedule TO on September 14, 2000.

/_/  Check the box if any part of the fee is offset as provided by
     Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: $30,825          Filing Party: Electronics For
                                                            Imaging, Inc. and
                                                            Vancouver
                                                            Acquisition Corp.
     Form or Registration No.: Schedule TO    Date Filed: September 14, 2000

/_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
/X/  third-party tender offer subject to Rule 14d-1.
/_/  issuer tender offer subject to Rule 13e-4.
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/_/  going-private transaction subject to Rule 13e-3.
/_/  Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/
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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission on September 14, 2000, by Vancouver Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Electronics For Imaging, Inc., a Delaware corporation ("EFI"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock of Splash Technology Holdings, Inc., a Delaware corporation ("Splash"), at a purchase price of $10.00 per share, net to seller, less any required withholding taxes and without interest, upon the terms and subject to the conditions of the Offer to Purchase, dated September 14, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1) and Exhibit (a)(2) respectively. The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated herein by reference in response to all the items on this Schedule TO, except as otherwise set forth below. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO. All amendments and supplements listed below amend and supplement the Offer to Purchase and the Schedule TO.

Items 1, 4, 8 and 11

     Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented to include the following information:

     On October 16, 2000, EFI and Splash issued a press release announcing that Purchaser had accepted for purchase and payment 13,442,057 or 91.5% of the issued and outstanding shares of common stock of Splash pursuant to the offer. EFI also announced that it is commencing a subsequent offering period which expires at 5:00 p.m. New York City time on Monday, October 23, 2000, unless extended. In addition, Splash and EFI announced the signing of a memorandum of understanding related to a proposed settlement of the class action lawsuit filed against Splash and its directors on August 31, 2000 after the announcement of the merger agreement between Splash and EFI. A copy of the joint press release is filed as exhibit (a)(10) hereto and is hereby incorporated by reference.

Item 12. Materials to be filed as Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

     (a)(10)  Joint Press Release issued by EFI and Splash on October 16, 2000.

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2000                   Vancouver Acquisition Corp.


                                          By:   /s/ James Etheridge
                                               ---------------------------------
                                               Name:   James Etheridge
                                               Title:  Vice President, Secretary
                                                       and General Counsel


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2000                   Electronics For Imaging, Inc.


                                          By:   /s/ Guy Gecht
                                               ---------------------------------
                                               Name:   Guy Gecht
                                               Title:  Chief Executive Officer

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                                 EXHIBIT INDEX

     (a)(1)     Offer to Purchase, dated September 14, 2000.*
     (a)(2)     Form of Letter of Transmittal.*
     (a)(3)     Form of Notice of Guaranteed Delivery.*
     (a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
     (a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*
     (a)(6)     Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
     (a)(7)     Summary Advertisement as published in The Wall Street Journal on September 14, 2000.*
     (a)(8)     Joint Press Release issued by EFI and Splash on August 31, 2000.**
     (a)(9)     Joint Press Release issued by EFI and Splash on October 11, 2000.***
     (a)(10)    Joint Press Release issued by EFI and Splash on October 16, 2000.
     (b)        None.
     (c)        None.
     (d)(1)     Agreement and Plan of Merger, dated as of August 30, 2000, by and among EFI, Purchaser and Splash.*
     (d)(2)     Confidentiality Agreement, dated August 9, 2000, by and between EFI and Splash.*
     (d)(3)     Exclusivity Agreement, dated August 26, 2000, by and between EFI and Splash.*
     (d)(4)     Tender and Voting Agreement, dated as of August 30, 2000, by and among EFI, Purchaser, Splash and
                Kevin K. Macgillivray, John Ritchie, David Emmett, Sally Cabbell, Mark Hill, Peter Y. Chung,
                Charles W. Berger, Jan L. Gullet and Harold L. Covert.*
     (g)        None.
     (h)        None.

     *         Incorporated by reference from EFI's Schedule TO-T filed with the Commission on September 14, 2000.
     **        Incorporated by reference from EFI's Schedule TO-C filed with the Commission on August 31, 2000.
     ***       Incorporated by reference from EFI's Amendment No. 1 to its Schedule TO-T filed with the Commission on October 11, 2000.

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